SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            TRIKON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   896187 40 8
                              --------------------
                                 (CUSIP Number)

                      SPINNER GLOBAL TECHNOLOGY FUND, LTD.
                         C/O CITCO NV, KAYA FLAMBOYAN 9
                              P.O. BOX 812, CURACAO
                              NETHERLANDS ANTILLES
                                  599973221911
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-603-2000

                                  MAY 16, 2003
                        --------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 896187 40 8                 13D                     PAGE 2 OF 27 PAGES
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     1    NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Spinner Global Technology Fund, Ltd.
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*

          WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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        NUMBER OF       7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY          1,566,523 shares (including 92,593 shares subject
         OWNED BY            to presently exercisable warrants)
           EACH
        REPORTING
       PERSON WITH
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                        8    SHARED VOTING POWER

                             - 0 -
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                        9    SOLE DISPOSITIVE POWER

                             1,566,523 shares (including 92,593 shares subject
                             to presently exercisable warrants)
--------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             - 0 -
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,566,523 shares (including 92,593 shares subject to presently exercisable warrants)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.1%
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    14    TYPE OF REPORTING PERSON

          CO
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


ITEM 1.   SECURITY AND ISSUER
          -------------------

          The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2003, together with Amendment No. 1 thereto, filed on May 13, 2003 (the "Prior Schedule"), relating to the common stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a Delaware corporation (the "Company"), is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Prior Schedule.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a) and (b) The person filing this statement is Spinner Global Technology Fund, Ltd. (the "Reporting Person"). The Reporting Person's address is C/O Citco NV, Kaya Flamboyan, P.O. Box 812, Curacao, Netherlands Antilles.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          Item 4 is hereby amended to add the following:

          On May 16, 2003, Trikon filed a Complaint against the Reporting Person and Mr. Spinner in the United States District Court, Southern District of New York (03CIV3522(JGK)), alleging that the initial Schedule 13D and Amendment No. 1 thereto filed by the Reporting Person were false and misleading, and seeking that the Reporting Person and Mr. Spinner retract and correct such alleged statements. The Reporting Person and Mr. Spinner are answering the Complaint asserting that all statements made in the Prior Schedule were accurate. A copy of the complaint is attached hereto as Exhibit 5.

          In the Complaint, the Company alleges that the Reporting Person (i) incorrectly claimed that the Company was obligated or otherwise agreed to appoint the Reporting Person's nominees to the Company's Board; (ii) concealed that the Reporting Person had formed an alliance with another large investor in the Company; and (iii) misleadingly gave the impression that a merger is being contemplated by the Company or a merger is imminent, thereby manipulating the trading in the Company's shares. As explained below, there is no basis for any of these allegations, other than an attempt by the Company to besmirch the Reporting Person and Mr. Spinner during the pendency of the proxy contest.

          As to the first allegation, Section 9.1 of the Common Stock Subscription Agreement, pursuant to which the Reporting Person invested $10 million in the Company, provides that "the Investor [Reporting Person] shall have the right to recommend nominees for election of directors to the Board of Directors of the Company or its Nominating Committee." The Section goes on to say that the Board or the Committee shall consider the recommendations of the Reporting Person, subject to the sole determination of the Board or the Committee determining the slate. The Reporting Person's statements in the Prior Schedule describe the efforts made by the Reporting Person over the past months in recommending persons to the Company slate, and do not state that the Company was obligated or agreed to appoint any of the Reporting Person's nominees to the slate. The Reporting Person filed the Common Stock Subscription Agreement as
Exhibit 1 to its Initial Schedule. Reference is made to that Agreement.


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


          The second allegation stems from Trikon claiming that because the Reporting Person had discussions with the representative of another large holder of the Company's stock about the Company, these persons became a "group." Their discussions are legally permissible, and having such discussions does not make them a "group." The Initial Schedule clearly stated that the "Reporting Person will communicate with other major beneficial owners of the Common Stock to advise them of the Reporting Person's position and to obtain their views of the Company and its management." The Reporting Person had discussions with such holder, but there is no agreement or understanding, whether written or oral, between the Reporting Person and the person specified in the Complaint (or with any other Company stockholder) regarding the voting of the Common Stock or acting together as to the Company.

          The last allegation about the contemplation of a merger is without any basis. The Company runs through some facts about William W. R. Elder, one of the Reporting Person's recommended nominees, and jumps to the conclusion that the "markets could interpret" his having been recommended "as a signal that Trikon and Genus [the nominee's company] were contemplating a merger, which could significantly affect the price of Trikon's stock." [Par. 46 of the Complaint] The Reporting Person has no knowledge of any proposed business transaction by the Company with any entity, including Genus. The Company has asserted that Genus is a "direct competitor" of the Company. In its Annual Report for 2002, the Company named 11 separate entities as competitors, but did not include Genus. Similarly, Genus, in its Form 10-K for 2002 did not list the Company as a competitor. It is noted that in the Complaint, the Company states that its Board "is dominated by directors with equipment manufacturing backgrounds" so the Board prefers new directors to have customer-based backgrounds. The Company fails to explain why the markets could interpret the recommendation of Mr. Elder from Genus as a signal of a possible merger, but not make such an interpretation with respect to the other companies in the semiconductor industry with which the present and proposed directors of the Company are associated.

          Another example of how the Company is using the Complaint as an attempt to tarnish the Reporting Person under the shield of litigation is the statement in paragraph 35 that "upon information and belief" Mr. Spinner has sought "inside" information to use in trading in the Company's shares on the open market. As set forth in the Prior Schedule, the only transactions by the Reporting Person in the Company's Common Stock during the past two years have been purchases from the Company of 974,930 shares of Common Stock. However, the Company does not say anything about the May 14, 2003 sale by its Chairman, Christopher Dobson, of 460,000 shares of Common Stock.

          The Reporting Person has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs herein, including in the Prior Schedule. However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at the time, which may include purchasing or selling shares of the Company's Common Stock.


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


ITEM 5.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          See the agreements being included as exhibits to this Schedule.

ITEM 6.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          No.   Description
          ---   -----------

          5. Complaint in Trikon Technologies, Inc. v. Spinner Global Technology Fund, Ltd, and Arthur C. Spinner.


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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 19, 2003
                                         SPINNER GLOBAL TECHNOLOGY
                                         FUND, LTD.


                                         By: /s/ Arthur C. Spinner
                                             -----------------------------
                                                 Name:  Arthur C. Spinner
                                                 Title: Director


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